Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma Public Limited Company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of a press release which contains information regarding the request for two special meetings of shareholders of Depomed, Inc.

Horizon Pharma plc issued the press release on September 28, 2015.

Institutional Shareholder Services (ISS) Recommends Depomed Shareholders Provide Consent FOR the Two Special Meeting Requests

ISS Notes that Depomed’s Recently Adopted Poison Pill and Unilateral Bylaw Amendments “Materially Impact Shareholder Rights and Potentially Restrict Shareholders’ Ability to Voice Their Opinions Regarding Future Acquisition Offers”

Proposals to be Considered at the Special Meetings Would Include Removal and Replacement of Entire Depomed Board of Directors and Repeal of Depomed’s Recently Adopted Bylaw Amendments

DUBLIN, IRELAND – September 28, 2015 – Horizon Pharma plc (NASDAQ: HZNP) (“Horizon Pharma”), a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs, today commented on Institutional Shareholder Services’ (“ISS”) recommendation in support of Horizon Pharma’s efforts to call two related special meetings of Depomed shareholders to remove and replace all of the current Depomed, Inc. (“Depomed”) directors and to repeal a series of recent amendments to Depomed’s bylaws.

In a published report, ISS unequivocally recommended that shareholders of Depomed PROVIDE CONSENT FOR Horizon Pharma’s solicitation for the calling of the special meetings, by submitting their WHITE and BLUE proxy cards to Horizon Pharma’s proxy solicitor, MacKenzie Partners, Inc. In reaching its recommendation, ISS spoke with representatives of Horizon Pharma and Depomed and thoroughly analyzed both companies’ respective filings and other publicly available materials.

ISS concluded that:

•	“Given that the poison pill and unilateral bylaw amendments adopted by the Depomed board materially impact shareholder rights, shareholders should provide consent FOR the special meetings.”

•	“The new bylaws adopted by the board do not appear to strike an appropriate balance between the board’s need for more time to evaluate hostile bids and shareholders’ ability to voice their views on strategic and governance decisions.”

In particular, ISS highlighted Depomed’s “unilateral” bylaw amendments, questionable assertions and motives, noting that:

•	“…Depomed’s special meeting timeframe appears overly protracted and clearly not optimal for shareholders seeking to exercise their legitimate right to call a special meeting.”

•	“…[T]he Depomed board availed itself of almost every possible day allowable under the new bylaws beg[ging] the question of whether such a lengthy delay is necessary – or whether shareholders could, in fact, make the right decision for themselves. This would appear to be especially true if, as the company asserts, its shareholders have shown little interest in the Horizon offer, making any additional delay irrelevant.”

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•	“Prior to the amendments, the company’s bylaws mirrored California corporate law…” and when ISS asked Depomed to provide specific examples of companies that have similar special meeting provisions, Depomed pointed to Cisco, when in fact “Cisco’s bylaws are silent in regard to exactly when the record date must be set,” whereas “Depomed’s bylaws explicitly provide the board two additional months to do so.”

•	“Five to six months appears far too long for shareholders to have to wait to opine on potential transactions, much less to express discontent with or attempt to remediate unilateral actions by the board that may adversely impact shareholder rights.”

•	“The board’s decision to deny Horizon the ability to amend its original solicitation…potentially forced the company to bear the unnecessary costs of holding two special meetings a mere two weeks apart.”

“We are pleased that, despite Depomed’s repeated efforts to stifle shareholders’ ability to consider and vote on our proposals, ISS has affirmed that Depomed shareholders deserve the opportunity to have their voices heard and support the calling of the two related special meetings,” said Timothy P. Walbert, chairman, president and chief executive officer of Horizon Pharma plc. “With the strong support of ISS and other like-minded parties, we look forward to calling the special meetings so that the true owners of Depomed are empowered to protect their best interests at a time when the current Depomed directors and management have obviously lost sight of their fiduciary roles.”

As expected, ISS did not at this juncture take a position on how shareholders should vote at the special meetings.

As previously noted in an open letter to Depomed shareholders, filed by Horizon Pharma on September 25, 2015 with the Securities and Exchange Commission, Horizon Pharma has established September 30, 2015 as an informal target date for Depomed shareholders to submit proxy cards and/or voting instruction forms for the calling of special meetings to remove and replace the current Depomed board and amend the Depomed bylaws. September 30, 2015 is an informal target date as Depomed shareholders will be able to submit proxies/voting instruction forms and/or revoke proxies/voting instruction forms until Horizon Pharma submits special meeting requests to Depomed and exercises the proxies it receives to do so.

Horizon Pharma’s solicitation statement for calling the two related special meetings and the letter to Depomed shareholders from Horizon Pharma describing the reasons Depomed shareholders should support the solicitation to call the special meetings, along with the documents related to Horizon Pharma’s exchange offer for all of the outstanding shares of Depomed common stock, are viewable at: www.HorizonAndDepomed.com, a website that Horizon Pharma launched to provide details and other relevant information regarding its proposals for the special meetings and its proposed acquisition of Depomed via the exchange offer.

*	Permission to use quotations from ISS in this release was neither sought nor obtained.

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About Horizon Pharma plc

Horizon Pharma plc is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. The Company markets seven medicines through its orphan, primary care and specialty business units. Horizon Pharma’s global headquarters are in Dublin, Ireland. For more information, please visit www.horizonpharma.com. Follow @HZNPplc on Twitter or view careers on our LinkedIn page.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to Horizon Pharma’s offer to exchange its ordinary shares for all issued and outstanding shares of Depomed’s stock and the potential strategic and financial benefits thereof, the future financial performance and prospects of each of Horizon Pharma and Depomed, Horizon Pharma’s business strategy and plans, and other statements that are not historical facts. These forward-looking statements are based on Horizon Pharma’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that the conditions to the exchange offer will not be satisfied, Horizon Pharma will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon Pharma; if the conditions of the exchange offer are satisfied and/or a transaction is negotiated between Horizon Pharma and Depomed, risks related to Horizon Pharma’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon Pharma’s shares could decline, as well as other risks related to the Horizon Pharma and Depomed businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s and Depomed’s respective filings and reports with the U.S. Securities and Exchange Commission (the “SEC”). Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, except as required by applicable law or regulation.

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Additional Information

This press release does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the offer commenced by Horizon Pharma to exchange each issued and outstanding share of Depomed common stock for 0.95 Horizon Pharma ordinary shares. The offer will be made only through the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) that Horizon Pharma has filed with the SEC. This press release also relates to a solicitation by Horizon Pharma of Depomed’s shareholders to call two special shareholder meetings to consider the principal proposals described in the Special Meetings Solicitation Statement (as defined below). On September 8, 2015, Horizon Pharma filed a definitive solicitation statement and accompanying WHITE and BLUE proxy cards with the SEC with respect to the solicitation of proxies to call two related special meetings of shareholders (including any amendments and supplements, the “Special Meetings Solicitation Statement”). Subject to further developments, Horizon Pharma may file one or more further supplements to the Special Meetings Solicitation Statement and additional solicitation statements and/or one or more proxy statements or other documents with the SEC in connection with such special shareholders meetings, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements, Exchange Offer Documents or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This press release is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such special shareholders meetings or any registration statement, prospectus, proxy statement, Exchange Offer Document or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed.

If your shares are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name.” Only your broker or other nominee, as the holder of record of your shares, may submit a WHITE proxy card and/or a BLUE proxy card to join us in calling the special meetings, and your bank, broker or other nominee may do so only with your specific instructions to do so. YOUR BANK, BROKER OR OTHER NOMINEE HAS PROVIDED YOU WITH A SINGLE VOTING INSTRUCTION FORM FOR PURPOSES OF VOTING ON THE MATTERS SET FORTH IN BOTH THE WHITE PROXY CARD AND THE BLUE PROXY CARD. PLEASE READ AND FOLLOW SUCH SINGLE VOTING INSTRUCTION FORM CAREFULLY IF YOU WISH TO JOIN US IN CALLING ONE OR BOTH OF THE SPECIAL MEETINGS. PLEASE NOTE THAT THE SINGLE VOTING INSTRUCTION FORM PERMITS BENEFICIAL OWNERS TO “ABSTAIN” FROM VOTING ON THE MATTERS SET FORTH ON THE WHITE AND BLUE PROXY CARDS; IF YOU, AS A BENEFICIAL OWNER SO ABSTAIN ON EITHER OR BOTH PROXY CARDS, YOUR ABSTENTION WILL RESULT IN YOUR SHARES NOT BEING COUNTED TOWARDS OUR OBTAINING THE SPECIAL MEETING PERCENTAGE FOR CALLING THE APPLICABLE SPECIAL MEETING.

INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETINGS SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE ACCOMPANYING WHITE AND BLUE PROXY CARDS AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE SPECIAL SHAREHOLDERS MEETINGS AND THE EXCHANGE OFFER DOCUMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) AND ANY REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL MEETINGS, THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED, AS APPLICABLE.

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Investors and security holders may obtain free copies of the Special Meetings Solicitation Statement, the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Special Note Regarding Litigation

As described in the Exchange Offer Documents and the Special Meetings Solicitation Statement, Horizon Pharma is currently challenging Depomed’s bylaw-mandated process for calling a special meeting of shareholders as contrary to California law in a judicial proceeding seeking to protect Depomed shareholders’ franchise rights. With that judicial challenge pending, the Special Meetings Solicitation Statement and accompanying WHITE and BLUE proxy cards that have been distributed to Depomed shareholders reflect Horizon Pharma’s good faith effort to nevertheless comply with what we believe is an onerous process for calling a special meeting of shareholders imposed by the Depomed board of directors. The Superior Court of the State of California, County of Santa Clara, where our judicial challenge is pending, has calendared for November 5, 2015 a hearing on a preliminary injunction motion by a subsidiary of Horizon Pharma to enjoin, among other things, the enforcement of Depomed’s bylaws that mandate what we believe to be the onerous process for calling a special meeting of shareholders. On that same date, the Court is also scheduled to hold a hearing on a preliminary injunction motion by Depomed for its claims against Horizon Pharma and its subsidiary.

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in a solicitation of proxies in connection with the requests to call the special shareholders meetings. You can find information about Horizon Pharma’s directors, executive officers and such certain other employees and any individuals Horizon Pharma is seeking to nominate for election to the Depomed board of directors, as described in the Special Meetings Solicitation Statement, in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meetings. You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015, Depomed’s preliminary revocation statement filed with the SEC on September 14, 2015, the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meetings. These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meetings Solicitation Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

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Contacts:

Investors:

John Thomas

Executive Vice President, Strategy and Investor Relations

investor-relations@horizonpharma.com

Tina Ventura

Vice President, Investor Relations

investor-relations@horizonpharma.com

Dan Burch

MacKenzie Partners, Inc.

212-929-5748

dburch@mackenziepartners.com

Bob Marese

MacKenzie Partners, Inc.

212-929-5405

bmarese@mackenziepartners.com

U.S. Media:

Geoff Curtis

Group Vice President, Corporate Communications

media@horizonpharma.com

Daniel Yunger

Kekst and Company

daniel-yunger@kekst.com

Ireland Media:

Ray Gordon

Gordon MRM

ray@gordonmrm.ie

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